VIA E-MAIL

September 9, 2024

Deborah Bielicke Eades
Mark A. Quade
Vedder Price P.C.
222 N. LaSalle Street
Chicago, IL 60601

       Re:     Rockefeller Municipal Opportunities Fund
               File Nos. 333-281369; 811-23993

Dear Ms. Eades and Mr. Quade:

        On August 8, 2024, you filed the above-referenced registration statement on Form N-2 with
respect to Rockefeller Municipal Opportunities Fund (   Fund   ). We have
reviewed the registration
statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., financial statements, fee table, information related to the trustees and officers). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please inform the staff if a party other than the Fund   s sponsor or an
affiliate is providing the Fund
   with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

3. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

4. Please confirm the Fund will file a fidelity bond under Form 40-17G. September 9, 2024
Page 2

FACING SHEET

5. On the facing sheet, please uncheck the box    when declared effective
pursuant to section 8(c) of the
   Securities Act,    as that section relates only to post-effective
amendments.

6. On the facing sheet, please check the box    New Registrant    in your
pre-effective amendment(s) as
   the Fund has been registered for less than 12 calendar months preceding this filing

COVER PAGE, pages 1-3

7. The last sentence of the first paragraph discusses months that repurchase offers are expected to be made. Please cross-reference to those sections in the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 of the Guidelines for Form
N-2.

8. Under the heading,    Investment Strategy,    the Fund states that it    may
invest in derivatives and
   other instruments that have economic characteristics similar to the Fund   s
direct investments that are
   counted toward the 80% investment requirement.    Please explain
supplementally whether these
   derivatives and other instruments are exempt from federal income tax. If not, please explain why it is appropriate to include such instruments in the Fund's 80% investment policy. If they are exempt from federal income tax, please modify that tax discussion in the Statement of Additional
   Information to clarify the tax status of these instruments.

9. Under the heading,    Investment Strategy,    the last sentence of the
second paragraph in that section
   states,    The Fund will select investments without regard to the federal alternative minimum tax
   (   AMT   ).    For clarity, please consider rephrasing this to state that the Fund may select investments
   that may be subject to the federal alternative minimum tax, or a similar statement.

10. The first paragraph on page 2 describes that the Fund may invest in lower rated municipal securities, including high-yield bonds, which are bonds rated below
investment grade       Please
    specify that these are    junk bonds.

11. Under the heading,    Leverage,    on page 2, please add cross reference to
the prospectus discussion
    regarding the risks associated with a leveraged capital structure. See Guide 1 of the Guidelines for
    Form N-2 and Item 1.1.j of Form N-2.

PROSPECTUS SUMMARY, page 5

12. On page 5, where appropriate, please briefly explain what it means to be a
  non-diversified    fund.

13. Under the heading,    Securities Offered,    the disclosure states,    The
Fund expects that its first
    repurchase offer will occur in July 2025.    However, page 1 of the Cover
Page references    January
    2025.    Please reconcile the dates.
 September 9, 2024
Page 3

INVESTMENT OBJECTIVES AND STRATEGIES, pages 5-6

14. The seventh paragraph on page 6 describes that the Fund    may use
derivative instruments ... to
    enhance total return.    Please briefly explain in the disclosure how the
use of derivatives may cause
    the Fund to be leveraged.

USE OF LEVERAGE, pages 7-8

15. First paragraph of page 7 states that the Fund could issue preferred shares. Please advise whether you intend to offer preferred shares within 12 months of effectiveness of the registration statement.
    If yes, please include the appropriate strategy, risk and fee table disclosure.

16. In addition to the disclosure about increased costs of issuing preferred shares, please also disclose the other impact to common shareholders of the use preferred shares, such as reduced voting power, dilutions and potentially lower distributions.

PRINCIPAL RISKS OF THE FUND, pages 8-21

17. Under    Repurchase Offer Risk,    on page 13, the disclosure describes
that the Fund currently expects
    to conduct quarterly repurchase offers for 10% of its outstanding Common
Shares    under ordinary
    circumstances." Please disclose what is meant by    under ordinary
circumstances.

SUMMARY OF FUND EXPENSES, pages 21-22

Expense and Fee Table

18. Under the heading,    Example,    the disclosure states,    As require by
relevant SEC regulations
    assuming a 5% annual return.(1)    It appears a corresponding narrative to
the footnote    (1)    is missing.
    Please include one or remove the footnote.

19. Please consider including a footnote to the table reflecting the fee waiver and reimbursement arrangement between the adviser and the Fund under the Expense Limitation Agreement, also discussed on page 47 of the prospectus.

20. In the Example, please prominently disclose that the Example should not be considered a representation of future expenses and that actual expenses may be greater or lesser than those shown.
    See Instruction 11.d to Item 3.1 of Form N-2.

Use of Proceeds

21. The disclosure states that the Fund expects it will be able to invest all or substantially all of the net proceeds of the offering in accordance with its investment objective and
policies    within
    approximately [x] months after receipt of the proceeds       If the Fund
expects this investment
    period to exceed three months, please disclose the reasons for this expected delay. See Guide 1 of the
    Guidelines for Form N-2.
 September 9, 2024
Page 4

FINANCIAL HIGHLIGHTS

22. Please provide the financial highlight information required by Item 4 of Form N-2.

THE FUND   S INVESTMENT OBJECTIVE AND STRATEGIES, pages 23-26

Principal Investment Strategies

23. The first paragraph in this section states that the Fund may invest in derivatives and other instruments counted towards the 80% investment requirement. Please advise in correspondence whether the
    Fund   s expected use of derivatives will result in it being a    general
derivatives user    subject to the
    VaR testing and other requirements of Rule 18f-4 under the Investment Company Act of 1940
    (   1940 Act   ), or if the Fund expects to be a    limited derivatives
user    under the Rule. If the Fund
    will be a general derivatives user under the Rule, please also add to the disclosure in the registration
    statement appropriate risk factors relative to the Fund   s use of
derivatives and potential impacts to
    the Fund of compliance, or lack thereof, with the requirements of Rule
18f-4.

24. The last sentence of the fourth paragraph states,    Because the Fund may
invest in lower-rated and
    below-investment-grade securities without limit, the Fund   s investments
should be considered
    speculative.    Please also include this language on the Cover Page in
bold-faced type. See Item 1.1.j
    of Form N-2.

MANAGEMENT OF THE FUND, pages 44-48

Trustees and Officers

25. The Fund identifies a single trustee that is an interested person Nicholas Ablahani who appears to
    work for U.S. Bank Global Fund Services (   U.S. Bank   ) and U.S. Bank
serves as the Fund   s
    primary custodian, transfer agent and administrator. However, the Fund   s
disclosures state that    [all
    of the members of the Board are Independent Trustees, Trustees who are not affiliated with the
    Adviser or its affiliates, or any other investment adviser or other service provider to the Fund or any
    underlying fund.    Please reconcile.

Investment Management Agreement

26. The last paragraph on page 46 discloses that the Board   s approval of the
Fund   s Investment
    Management Agreement will be available in the Fund   s first report. Please
clarify that the Board   s
    approval will be included in the annual/semi-annual report, and as applicable, please provide the time period covered by the report. See Item 9.1.b.(4) of Form N-2.

Portfolio Managers

27. The disclosure on page 47 states,    The following individuals share
primary responsibility for
    managing the Fund and have served as portfolio managers since the inception
of the Fund.    Please
    specify the date of the    inception of the Fund    in the disclosure.
 September 9, 2024
Page 5

28. With respect to the portfolio managers    business experience, please
provide dates for the business
    experience disclosed to clarify that the disclosure covers at least the past 5 years. See Item 9.1.c of
    Form N-2.


PLAN OF DISTRIBUTION, page 48

29. The third sentence of the third paragraph states,    The Common Shares will
be offered at NAV per
    share (plus any applicable sales load) calculated each regular business
day.    Please delete    plus an
    applicable sales load,    since the Fund does not appear to charge a sales
load.

30. The fourth paragraph states,    The Fund and the Distributor have the sole
right to accept orders to
    purchase Common Shares and reserve the right to reject any order in whole
or in part.    Please
    disclose the circumstances in which orders may be rejected.

31. Please disclose, as applicable, the basis for any differences in the price at which securities are offered to the public, as individuals and/or as groups, and to officers, directors and employees of the registrant, its adviser or underwriter. See Item 5.2 of the Form N-2.

PERIODIC REPURCHASE OFFERS, page 52

32. Where appropriate in this section, please disclose: (a) how the repurchases will be funded; (b) the effect of repurchase offers and related liquidity requirements on portfolio management and on the ability of the registrant to achieve its investment objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales of the
    Fund's shares, and that this may decrease the Fund's investment opportunities; and (c) the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guide 2 of the Guidelines for Form N-2.

DISTRIBUTIONS, page 55

33. The first sentence of the first paragraph states,    The Fund currently
intends to declare income
    dividends monthly and distribute them to Common Shareholders monthly, which may be rates that reflect past and projected net income of the Fund monthly at rates that reflect the past and projected
    net income of the Fund.    [italics added] Please revise the sentence for
clarity as it appears the
    italicized phrases are duplicates.

DIVIDEND REINVESTMENT PLAN, page 57

34. Please clarify/enhance the disclosure to describe material aspects, including: (a) the method of determining the number of shares that will be distributed instead of a cash dividend; (b) that an investor holding shares that participate in the dividend reinvestment plan in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the dividend
    reinvestment plan (   DRIP   ); (c) if a cash purchase plan option is
available, any minimum or
    maximum investment required; and (d) disclosure regarding what happens with partial shares for
    DRIP. See Item 10.1.e of Form N-2.
 September 9, 2024
Page 6


DESCRIPTION OF CAPITAL STRUCTURE AND SHARES, pages 57-58

35. Within this section, please include a statement that, if the Fund   s
investments do not generate
    sufficient income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions, and therefore these payments may represent a reduction of
the shareholders    principal
    investment, and briefly, the tax consequences of such payments. See Instruction 2 to Item 10.1.a of
    Form N-2.

Preferred Shares

36. The disclosure states that,    The Declaration authorizes the issuance of
an unlimited number of
    preferred shares. Preferred shares may be issued in one or more classes or series, with such par value and rights as determined by the Board, by action of the Board without approval of the Common
    Shareholders.    Please add a brief description regarding the limitations
on the issuance of senior
    securities by closed-end funds, including the issuance of preferred shares.

37. Under the heading, Preferred Shares, please disclose: (a) the limitations/restrictions on the Fund if dividend payments are past due; and (2) any restrictions on paying dividends. See Item 10.1.b of
    Form N-2.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION AND BYLAWS, page 58

38. In this section, please: (a) describe the positive and negative effects of these provisions; and (b)
    whether the voting requirements to change the nature of the company   s
business, approve
    extraordinary corporate transactions, convert to an open-end investment company, or remove directors are higher than those imposed by federal or state law. See Guides 3 and 4 of the Guidelines for Form N-2.

39. The staff notes that Delaware's Control Share Acquisition Statute does not apply to non-listed closed-end funds such as the Fund, and that the Fund's description of its Declaration of Trust (which has to date not been filed as an exhibit) suggests it might include provisions altering shareholder voting rights in certain circumstances. If applicable, please add to the prospectus disclosure regarding anti-takeover provisions that recent federal and state court precedent has found provisions
    similar to those included in the Fund   s Declaration of Trust to be
inconsistent with the 1940 Act, and
    that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes,
    dated May 27, 2020, does not extend to the Fund   s specific circumstances.
The staff may have
    additional questions or comments regarding the Declaration of Trust upon its filing as an exhibit to the registration statement.

40. Please remove the following sentence and similar sentences throughout the registration statement:
       The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.
 September 9, 2024
Page 7

TAX MATTERS, page 59

41. Within this section, where appropriate, please disclose: (a) that shareholders may be proportionately liable for taxes on income and gains of the Fund but shareholders not subject to tax on their income will not be required to pay tax on amounts distributed on them; and (b) the Fund will inform shareholders of the amount and nature of the income or gains. See Item 10.4 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION (   SAI   )

42. On page 14 of the SAI, under the heading,    Litigation Challenging the
MSA,    in the fifth line of the
    first paragraph, there is    32    at the end of a sentence that does not
appear to belong there. Please
    delete.

43. On page 30, please define    Prudential Regulators.


INVESTMENT RESTRICTIONS, pages 40-44

44. If applicable, please also add as fundamental policies short sales, purchases on margin, and the writing of put and call options. See Item 17.2.b of Form N-2.

45. Restriction (1) under    Fundamental Investment Restrictions    states that
the Fund may not    purchase
    the securities of any issuer if, as a result, the Fund would fail to be a diversified company within the meaning of the Investment Company Act, and the rules and regulations promulgated thereunder
    Please reconcile this policy with other statements in the registration statement that the fund is non-
    diversified.

MANAGEMENT OF THE FUND, pages 44-49

46. We note that much of the information for this section (pertaining to trustees and officers) will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2.

DISTRIBUTION OF FUND SHARES, pages 50-57

47. On page 51, under the heading,    Account Managers    and Associates
Compensation,    there is a
    single sentence that references    Account Managers and Associates
discussed in this section.
    However, these terms are not mentioned in this section or anywhere else. Please delete or reconcile.


REPURCHASE OF COMMON SHARES, page 58

48. The third sentence of the fourth paragraph of this section states that the
Board may consider    the
    conversion of the Fund to an open-end investment company (described below). Please tell us whether there is a specific plan to convert the Fund to an open-end investment company, and if so:
 September 9, 2024
Page 8

    (a) please disclose the details of such plan; (b) the factors the Board will consider in determining whether to propose a conversion; and (c) the requisite shareholder vote to affect a conversion.

PART C- OTHER INFORMATION

Item 25: Financial Statements and Exhibits

49. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

50. Please include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. (See Instruction 7 to Item
    25.2 of Form N-2, Rule 411 under the Securities Act of 1933 (   1933 Act
) and Rule 0-4 under the
    1940 Act.)

Item 30: Indemnification

51. If the underwriting agreement provides for indemnification by the Fund of the underwriter or its controlling persons against any liability arising under the 1940 Act, please briefly describe such indemnification provision. See Item 5.4 of Form N-2.

52. Please include the statement required by Rule 484(b)(3) under the 1933 Act.

Item 34: Undertakings

53. The Fund includes an undertaking to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Interval funds register an indeterminate amount of securities and pay registration fees in arrears on Form 24F-2 for the life of an offering. Under this approach, the Fund would only pay registration fees on the exact amount of net issuance of securities relating to an offering and therefore, it is unnecessary to additionally require an undertaking that relates to a surplus registration of securities during an offering. Therefore, please consider removing the undertaking.

Signatures

54. We note that the registration statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

                                                    *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
 September 9, 2024
Page 9

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Brian
Szilagyi, Staff Accountant, at (617) 573-8916, SzilagyiBr@sec.gov.


                                                    Sincerely,

                                                    /s/ Soo Im-Tang

                                                    Soo Im-Tang
                                                    Attorney-Adviser


cc:   Brian Szilagyi, Staff Accountant
      Michael Kosoff, Senior Special Counsel
      Michael J. Spratt, Assistant Director